 Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the Fourth Quarter and Fiscal Year 2019

KAILUA KONA, Hawaii (July 1, 2019) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the fourth quarter and fiscal year 2019, ended March 31, 2019.

Fiscal Year 2019

Cyanotech reported net sales of $30,202,000 for fiscal 2019 compared to $34,115,000 in fiscal 2018. Gross profit was $10,466,000, with gross profit margin of 34.7%, compared to gross profit of $13,371,000 and gross profit margin of 39.2%. Operating loss was ($2,997,000) compared to operating income of $1,414,000. Net loss was ($3,596,000) or ($0.62) per diluted share, compared to net income of $1,025,000 or $0.18 per diluted share.

Commenting on the fiscal year results (changes shown vs. fiscal 2018), Cyanotech’s Chief Executive Officer, Gerald R. Cysewski, Ph.D., said:

“The net loss this year was due substantially from forced water conservation efforts causing re-inoculation of our spirulina ponds, and errors in cultivation judgement and execution. This left the company well short of spirulina inventory to meet customer demand in certain channels. We can report that spirulina production has now stabilized, and subsequent to our fiscal year end, customer orders have returned to a more normal pattern. In response to the sales volatility most evident in the fourth quarter, we have instituted strategic cost cutting, including the elimination of open positions to create a leaner enterprise. Additionally, given improved weather related growing conditions, we have recently imposed a temporary reduction of the number of astaxanthin ponds in production in order to reduce variable production costs and manage down our inventory levels. We believe our $0.5 million purchase during the year of a six-acre pilot production and research site adjacent to our 90 acre facility will assist our ongoing efforts in process and quality improvements.”

Providing further detail about the fiscal results, Cyanotech’s Vice President Finance and CFO, Brian Orlopp, added,

“Net sales decreased 11.5% in fiscal year 2019 compared with fiscal year 2018, driven by a 9.2% decrease in sales of our packaged Nutrex Hawaii products, and a 30.2% decrease in bulk sales. The decrease in packaged sales for spirulina was the result of lack of available product, which also impacted astaxanthin sales for certain channels that have historically displayed and promoted the two products together. The bulk sales decrease is also primarily the result of lack of product available for our bulk customers. Two customers accounted for 33% and 24%, respectively, of our total net sales in fiscal year 2019.

“Our gross profit percent of net sales decreased by 4.5 percentage points in fiscal year 2019 compared with fiscal year 2018, of which 3.2 percentage points of the decrease was the result of high cost astaxanthin inventory that was carried over from fiscal 2018 and sold in fiscal 2019, and the remaining 1.3 percentage point decrease was a result of unfavorable production variances for spirulina compared to fiscal 2018. The total impact on fiscal 2019 gross profit from the spirulina production and re-inoculation issues was $2.1 million, or 7.0 percentage points.

“Operating expenses increased $1.5 million, or 12.6%, and increased as a percentage of net sales by 9.6 percentage points in fiscal year 2019 compared with fiscal year 2018. General and Administrative expenses increased $0.8 million, or 15.4%, primarily due to a $0.3 million increase in legal and professional fees, a $0.2 million increase due to pre-operating costs of the new pilot production and research facility, and a $0.3 million increase in labor costs. Sales and Marketing expenses increased $0.4 million, due primarily to a $0.9 million increase in advertising costs, offset by a $0.3 million decrease in product demonstration costs and a $0.1 million decrease in broker costs.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

Research and Development expenses increased $0.4 million primarily due to a $0.2 million increase in labor costs and $0.1 million in costs related to testing a pilot production system.”

Fourth Quarter Fiscal 2019

Cyanotech reported net sales of $6,059,000 for the fourth quarter of fiscal year 2019 compared to $8,101,000 in the fourth quarter of fiscal 2018. Gross profit was $2,229,000, with gross profit margin of 36.8%, compared to gross profit of $1,908,000 and gross profit margin of 23.6% in the fourth quarter of fiscal 2018. Operating loss was ($1,321,000) compared to operating loss of ($935,000) in the fourth quarter of fiscal 2018. Net loss was ($1,473,000) or ($0.25) per diluted share, compared to net loss of ($1,058,000) or ($0.18) per diluted share in the fourth quarter of fiscal 2018.

Please review the Company’s Form 10-K for the period ended March 31, 2019 for more detailed information.

— Cyanotech will host a Skype broadcast at 8:00 PM EDT on Tuesday, July 2, 2019 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. EDT on Tuesday, July 2, 2019. The Company will respond only to relevant questions relating to the Company’s fourth quarter and fiscal 2019 financial performance, and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for over 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (GRAS) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the FDA. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-K for the fiscal year ended March 31, 2019, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONSOLIDATED BALANCE SHEETS

March 31,

	2019	2018
	(in thousands, except share data)
ASSETS
Current assets:
Cash	$840	$1,329
Accounts receivable, net of allowance for doubtful accounts of $27 in 2019 and $27 in 2018	1,982	2,664
Inventories, net	11,274	9,034
Prepaid expenses and other current assets	496	590
Total current assets	14,592	13,617
Equipment and leasehold improvements, net	14,752	15,734
Restricted cash	—	65
Other assets	282	291
Total assets	$29,626	$29,707

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,922	$3,527
Accrued expenses	992	892
Customer deposits	626	133
Short-term contract obligation	285	—
Line of credit	2,000	500
Current maturities of long-term debt	663	655
Total current liabilities	9,488	5,707

Long-term debt, less current maturities	5,172	5,790

Other long term liabilities	57	103
Total liabilities	14,717	11,600

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 5,879,710 shares at March 31, 2019 and 5,772,032 shares at March 31, 2018	117	115
Additional paid-in capital	32,447	32,051
Accumulated deficit	(17,655)	(14,059)
Total stockholders’ equity	14,909	18,107
Total liabilities and stockholders’ equity	$29,626	$29,707

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31,

	2019	2018	2017
	(in thousands, except per share data)

Net sales	$30,202	$34,115	$32,042
Cost of sales	19,736	20,744	19,818
Gross profit	10,466	13,371	12,224
Operating expenses:
General and administrative	5,718	4,956	6,054
Sales and marketing	6,822	6,438	6,259
Research and development	923	563	593
Total operating expense	13,463	11,957	12,906
(Loss) income from operations	(2,997)	1,414	(682)
Other expense:
Interest expense, net	(582)	(499)	(528)
Total other expense, net	(582)	(499)	(528)
(Loss) income before income taxes	(3,579)	915	(1,210)
Income tax (expense) benefit	(17)	110	(5)
Net (loss) income	$(3,596)	$1,025	$(1,215)
Net (loss) income per share:
Basic	$(0.62)	$0.18	$(0.21)
Diluted	$(0.62)	$0.18	$(0.21)
Shares used in calculation of net (loss) income per share:
Basic	5,819	5,709	5,658
Diluted	5,819	5,781	5,658

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com